October 28, 2010	Jenner & Block LLP 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb
Justin T. Dobbie
J. Nolan McWilliams
Juan Migone
David R. Humphrey

Re:	General Motors Company
Amendment No. 4 to Registration Statement on Form S-1
Filed October 28, 2010
File No. 333-168919

Ladies and Gentlemen:

On behalf of General Motors Company (the “Company” or “GM”), we are responding to previous comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Company’s Registration Statement on Form S-1 (File No. 333-168919) initially filed with the Commission on August 18, 2010.

The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For the convenience of the Staff, we are enclosing with this response letter copies of Amendment No. 4 with the relevant new disclosures marked for the Staff’s ease of review.

In comment 15 of its letter dated October 1, 2010 relating to the Company’s Amendment No. 1 to the Registration Statement filed with the Commission on September 23, 2010, the Staff stated:

We note your response to prior comment 18. Please quantify each of the uses of proceeds you mention in the last sentence. If you intend to use any material part of the proceeds to discharge indebtedness, set forth the interest rate and maturity of such indebtedness.

Securities and Exchange Commission

In a response letter dated October 14, 2010, the Company acknowledged the Staff’s comment and respectfully advised the Staff that it had not finalized its plans for the use of proceeds and that it would update its disclosure, as necessary, to comply with the comment and Item 504 of Regulation S-K prior to printing and distribution of the preliminary prospectus. The Company now respectfully advises the Staff that it has updated its disclosure on page [36] of Amendment No. 4 to reflect the Company’s use for the proceeds.

In comment 6 of its letter dated October 20, 2010 relating to the Company’s Amendment No. 2 to the Registration Statement filed with the Commission on October 14, 2010, the Staff stated:

We note that the underwriters have reserved up to five percent of the common shares for sale directly to your directors, certain employees and retirees, and other designated individuals residing in the U.S. and Canada. Please provide us with any materials, including screen shots from the program website, given to potential purchasers of the reserved shares. Please also disclose whether shares purchased in the directed share program will be subject to lock-up agreements. If so, please briefly describe the lock-up agreements.

In a response letter dated October 25, 2010, the Company acknowledged the Staff’s comment and supplementally provided the Staff with materials that were provided to potential participants in the Directed Share Program (“DSP”), including screen shots from the DSP website. The Company also indicated that it would supplementally furnish to the Staff additional materials provided in the future to potential DSP participants. The Company is now supplementally furnishing to the Staff additional materials that it has provided to potential DSP participants. These supplemental materials are not being furnished in electronic format and are not being filed with nor deemed part of the Registration Statement or any amendments thereto.

Other

The Company acknowledges that it has received the Staff’s comment letter dated October 28, 2010 and respectfully advises the Staff that it will respond in its next amendment to the Registration Statement.

* * * * *

A letter from Nick Cyprus, Vice President, Controller and Chief Accounting Officer of the Company, containing the following representations is sent as an EDGAR correspondence under a separate cover:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

The Company appreciates your assistance in its compliance with applicable disclosure requirements and in enhancing the overall disclosures in its filings. Should you have any questions or comments regarding the responses in this letter or Amendment No. 4, please feel free to contact me at (740) 633-9500. Thank you for your assistance.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

Enclosures

cc (w/o encl.):

Nick S. Cyprus

Vice President, Controller and Chief Accounting Officer

General Motors Company

Robert C. Shrosbree, Esq.

General Motors Company

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jenner & Block LLP

Richard A. Drucker, Esq.

Sarah E. Beshar, Esq.

Davis Polk & Wardwell LLP

October 28, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Attention:	Max A. Webb Justin T. Dobbie J. Nolan McWilliams Juan Migone David R. Humphrey

Re:	General Motors Company Amendment No. 4 to the Registration Statement on Form S-1 Filed October 28, 2010 File No. 333-168919

Ladies and Gentlemen:

Reference is hereby made to that letter of even date herewith submitted by William L. Tolbert, Jr. of Jenner & Block LLP to you in response to previous comments that General Motors Company (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement and amendments thereto.

In connection with the responses to your comments contained within Mr. Tolbert’s letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.

Very truly yours,

/s/ Nick S. Cyprus
Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer

October 25, 2010	Jenner & Block LLP 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA OVERNIGHT MAIL AND MESSENGER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb
Justin T. Dobbie
J. Nolan McWilliams
David R. Humphrey
Juan Migone

Re:	General Motors Company
Amendment No. 3 to Registration Statement on Form S-1
Filed October 25, 2010
File No. 333-168919

Ladies and Gentlemen:

On behalf of General Motors Company (the “Company” or “GM”), we submit this letter in response to a telephone conversation on October 21, 2010 with the staff (the “Staff”) of the Securities and Exchange Commission, relating to the Company the Registration Statement on Form S-1 (File No. 333-168919) initially filed with the Commission on August 18, 2010 (as amended, the “Registration Statement”).

On October 25, 2010, the Company filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and its response to the Staff’s comment letter dated October 20, 2010.

The Company acknowledges the Staff’s request to provide additional information about the Chevrolet Volt. The Company also respectfully advises the Staff that the Chevrolet Volt is a “full-performance” battery electric vehicle. This means that the Chevrolet Volt always makes use of electric power at all times and at all speeds. The Chevrolet Volt is powered only from electricity stored in its battery for a typical range of 25-50 miles depending on terrain, driving technique, temperature and battery age. After that time, the onboard engine’s power is seamlessly inverted to provide an additional 300 miles of electric driving range on a full tank of gas prior to refueling. The onboard gasoline engine enables this additional range by providing power to the Volt’s electric motors, which under some conditions can be supplemented with power from the gasoline engine itself.

Securities and Exchange Commission

Should you have any questions or comments regarding this letter, please feel free to contact me at (740) 633-9500.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

cc:

Nick S. Cyprus

Vice President, Controller and Chief Accounting Officer

General Motors Company

Robert C. Shrosbree, Esq.

General Motors Company

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jenner & Block LLP

Richard A. Drucker, Esq.

Sarah E. Beshar, Esq.

Davis Polk & Wardwell LLP